Exhibit 99.1

® ® CLPS INCORPORATION ® NASDAQ: CLPS 1

® ® 2 DISCLAIMER All statements contained herein other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward - looking statements . The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward looking statements . We have based these forward - looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short - term and long - term business operations and objectives, and financial needs . These forward - looking statements are subject to a number of risks, uncertainties and assumptions . We operate in a very competitive and rapidly changing environment . New risks emerge from time to time . It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward - looking statements we may make . In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements .

® ® Global information technology, consulting, and solutions service provider Founded in 2005 , we are an early entrant into China’s IT services sector 1,600+ consultants 11 locations across China + Hong Kong, Australia, Singapore 3 We provide staffing based consulting services, turn - key financial solutions, and implementation of advanced technologies, enabling clients to build new or enhance their existing systems

® ® Global information technology, consulting, and solutions service provider 4 What we bring to our customers Allowing customers to maintain competitive advantage in operating costs To enhance IT system in high performance: develop new business and maintenance To ensure the smooth operation of customer’s IT system System Stability High Performance Cost - effectiveness SUCCESS

® ® Global information technology, consulting, and solutions service provider 5 What we bring to our customers Testing Project : a state - owned commercial bank , a Sino - US joint venture bank IT Strategy Consultancy : one of Australia's big four banks Internet Financial Payment Project : a well - known US e - Commerce platform ODC IT Construction and Management : a major US bank Account Management Decision - Making System Development : a joint - stock commercial bank in China Mobile A pp: a major US bank e - Commerce Platform : a large investment holding group in China Investment Management Platform : a Chinese investment market information consultancy P2P and Internet Financial Projects : a wealth management institution in China

® Flexible and scalable business model: Ability to deliver highly trained staff Positioned for success in a strong global industry: Long - standing relationships with blue - chip customer base Significant opportunity for growth: Product, geographic, and customer expansion Highly experienced management team of industry veterans in IT services, software, talent acquisition, and finance Expertise in serving market - leading global financial institutions in the PRC & Southeast Asia 6 Investment Highlights

® ® Expertise in serving market - leading global financial institutions in the PRC & Southeast Asia 7 IT Consulting Core Banking Credit Card Mobile Banking Wealth Management Insurance Investment Funds Investment Banks Securities Solutions Mainframe Unix Mobile Digital AR VR Cloud Computing Automation Business Intelligence Big Data Blockchain Business Analysis System Design & Development Global Operation Support Training & Services System Maintenance Software Testing Consulting Services Products & Project Solution Implementation Provide Highly Trained Staff Offshore Development Center Services

® • Established platform (“CLPS College”) to recruit, train, develop and retain employees • Collaboration with 100+ universities to leverage technical curriculum and provide professional certifications • Development of deep pool of talent to support complex IT projects • IT professionals who undergo continuous internal training programs to better serve clients 8 Flexible and scalable business model: A bility to deliver highly trained staff

® 9 Positioned for success in a strong global industry: L ong - standing relationships with blue - chip customer base Our customer base includes global institutions in the banking , insurance, and financial sectors located in China , US, Europe, Australia, and Hong Kong S ec t or Major Customers Banking Insurance & Financial Technology

® 10 Significant opportunity for growth: Product , geographic, and customer expansion Global banking IT spending is forecasted to grow at a CAGR of 4.2% in 2018 - 2021 Source: Celent , Global Tech Spending Forecast: Banking Edition, 2018 $261.1 $272.6 $284.5 2018 2019 2020 2021 USD, billions $114.9 North America $84.7 Europe $75.1 Asia - Pacific $21.8 Latin America $296.5 • Advances in technology and global consumer demand for digital customer experiences are creating new investment incentives for institutions globally . • Margin pressures in core areas of the business are pressuring banks to increase spending on IT . • Shifting focus towards finding new sources of value while increasing efficiency across traditional cost centers .

Highly experienced management team of industry veterans in IT services, software, talent acquisition, and finance



Raymond Ming Hui Lin, Co-Founder, CEO and Director

- Mr. Lin is an IT outsourcing service veteran with a deep understanding of IT talent acquisition, training, development and service delivery.
- He developed and pioneered training programs for mainframes and VisionPLUS (a credit card processing solution) in China.



Paul Yang, Co-Founder, Chairman, President and Director

- Mr. Yang has over 20 years of executive management and operational experience in the IT services business.
- He holds a BS in Electrical Engineering from Tongji University and MBA degrees from Shanghai University of Finance and Webster University.



Tian van Acken, CFO

- Ms. van Acken has over 20 years experience in Big Four accounting, venture capital, consulting, advertising, retailing and pre-IPO start-up companies in the United States and China.
- Prior to CLPS, she was the CFO of Lowe China and various other companies in China. Tian has the professional experience working in PwC Boston and holds CPA and CFA certificates.
- She holds an MBA degree in Finance and Accounting from Rochester Institute of Technology.



Jian Xu, Senior VP of Operations

- Mr. Xu joined CLPS in 2008 and previously accumulated six years of experience as Senior Software Developer at Neusoft Group Co., and A-IT Software Co., Ltd.
- He holds a BS in Mechanical and Electrical Engineering from Shenyang University of Technology.

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® 12 Financial Highlights (USD) 4QFY17 1QFY18 2QFY18 3QFY18 4QFY18 Revenue 9,170,578 10,825,959 11,374,036 12,883,298 13,855,300 IT Consulting Services 8,631,524 10,444,577 11,188,032 12,207,404 13,319,638 Customized IT Solution Services 498,169 340,647 183,573 645,957 463,923 Other 40,885 40,735 2,431 29,937 71,739 Gross Profit 3,945,783 4,237,749 4,620,268 3,963,789 4,839,532 Gross Margin 43.0% 39.80% 40.62% 30.8% 34.9% Operating Profits 846,249 1,365,900 85,551 424,720 726,599 Operating Margin 9.2% 12.62% 0.75% 1.3% 5.2% Net Income Attributable to CLPS Inc 782,572 1,200,163 131,166 375,138 727,996 EPS 0.07 0.11 0.01 0.03 0.06

® ir@clpsglobal.com THANKS

History and Milestones


Talent
Technical and financial training in mainframe
2005
2009
Credit Card
Citibank global credit card projects
State-Owned Enterprises
ABC credit card projects
2010
2012
International Financial Companies
Standard Chartered Bank and Fidelity
Domestic Commercial Banks
Core banking projects for Chengdu Bank
2013
2014
Internet
Global internet projects for eBay
Products
CLPS Inc.'s credit card products and Virtual Bank independent platform
2015
2016
Corporate University
Opened CLPS School
IPO
First Chinese fintech firm serving financial institutions to IPO on US stock exchange
2018
2019
CLPS Going Forward
Global expansion via partnership and/or acquisition (exploration ongoing)

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® 15 FY2018 Income Statement For the Year Ended June 30, 2018 2017 Revenues $48,938,593 $31,361,976 Less: Cost of revenues (31,277,255) (18,669,812) Gross profit 17,661,338 12,692,164 Operating expenses: Selling and marketing 2,225,702 1,206,493 Research and development 7,837,873 4,232,788 General and administrative 5,871,622 5,647,790 Total operating expenses 15,935,197 11,087,071 Income from operations 1,726,141 1,605,093 Subsidies and other income 960,784 508,187 Other expense (84,155) (10,469) Income before income tax 2,602,770 2,102,811 (Benefit) provision for income taxes (112,128) (118,546) Net income 2,714,898 2,221,357 Less: Net income (loss) attributable to non - controlling interests 280,435 173,912 Net income attributable to CLPS Incorporation's shareholders 2,434,463 2,047,445 Other comprehensive (loss) income Foreign currency translation gain (loss) 55,793 (93,177) Less: foreign currency translation gain (loss) attributable to Non - controlling interest 10,200 1,732 Other comprehensive loss attributable to CLPS Incorporation's shareholders 45,593 (94,909) Comprehensive income CLPS Incorporation shareholders 2,480,056 1,952,536 Non - controlling interests 290,635 175,644 2,770,691 2,128,180 Basic net income per common share* 0.21 0.18 Weighted average number of share outstanding – basic 11,517,123 11,290,000 Diluted net income per common share 0.21 0.18 Weighted average number of share outstanding – diluted 11,636,367 11,290,000

® FY2018 Balance Sheet 16 As of June 30, 2018 2017 ASSETS Current assets Cash and cash equivalents $9,742,886 $4,814,568 Accounts receivable, net 16,267,835 6,644,774 Prepayments , deposits and other assets, net 1,231,217 578,391 Prepaid income tax 206,361 169,557 Amount due from underwriter on the over - allotment 1,472,592 - Amount due from related parties 131,321 118,006 Total Current Assets 29,052,212 12,325,296 Property and equipment, net 333,897 273,347 Intangible assets, net 260,059 305,464 Goodwill 173,560 195,080 Escrow receivable 200,000 - Prepayments , deposits and other assets, net 119,372 123,783 Long - term investment - equity method 142,590 - Long - term investment - cost method 151,124 - Deferred tax assets, net 512,097 298,953 Total Assets 30,944,911 13,521,923 LIABILITIES AND SHAREHOLDERS' EQUITY Current liabilities Short - term bank loans $2,553,989 - Accounts payable and other current liabilities 1,454,770 239,165 Tax payables 904,850 640,864 Deferred revenue 125,080 110,631 Customer deposits 200,836 97,740 Salaries and benefits payable 7,341,688 5,392,434 Amounts due to related parties 208,342 1,729,791 Total Current Liabilities 12,789,555 8,210,625 Commitments and Contingencies Shareholders' Equity Common share, $0.0001 par value; 100,000,000 shares authorized; 13,590,000 shares issued and outstanding as of June 30, 2018 and 11,290,000 shares issued and outstanding as of June 30, 2017* 1,359 1,129 Additional paid - in capital 17,285,543 7,120,943 Statuary reserves 1,118,467 680,671 Retained earnings (Accumulated deficit) (524,618) (2,521,285) Accumulated other comprehensive loss (401,677) (447,270) Total CLPS Incorporation's Shareholders' Equity 17,479,074 4,834,188 Non - controlling Interests 676,282 477,110 Total Shareholders' Equity 18,155,356 5,311,298 Total Liabilities and Shareholders' Equity 30,944,911 13,521,923